

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2013

Via Email
Greg Mays
Chief Executive Officer
Simon Worldwide, Inc.
18952 MacArthur Boulevard
Irvine, CA 92612

> **Re:** **Simon Worldwide, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed July 15, 2013**
> **File No. 333-189020**

Dear Mr. Mays:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment three from our letter dated June 26, 2013 and your statement that you have reserved the right to cancel the offering if you do not receive aggregate proceeds sufficient to fund your investment. However, you do not appear to have obligated yourself to do so, as would be the case in an' all or none' offering. Please substantially revise your Use of Proceeds, Dilution and Capitalization consistent with our prior comment to the extent this continues to be an offering with no minimum or advise.

Fee Table

2.   Please revise the fee table in light of the maximum offering amount, as stated on the prospectus cover page.

Prospectus Cover Page

3.   We note the reference to amending the rights offering to extend the offering for more than 30 days or other fundamental changes to the terms of the offering. Please note that fundamental changes to the terms of the offering are considered a new offering. Where modifications are made to the terms of the offering, other than a change in the duration of the offering, all of the proceeds received by the issuer must be returned to the purchasers at least contemporaneously with the institution of the new offering in the post-effective amendment. If the offering is extended beyond the last extension contemplated by the prospectus, the money must be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offering. This is conditioned upon either receipt of an affirmative reconfirmation prior to the original offering termination date or the prompt refund of such funds to the subscribers. Please revise the disclosure accordingly.

4.   We note the scheduled capital contribution to be made in July 2013. Please clarify whether you have obtained an extension. If so, please file as an exhibit.

Business, page 24

5.   Please revise the discussion on page 25 where you discuss your total assets as of March 31, 2013 to address your deferred tax assets and discuss the extent to which you would be able to use them to offset net income, if any, earned by Three Lions. To the extent that potential changes in the fair value of the deferred tax asset factored into your offering price, please revise to address.

6.   We note your statement that the description of the LLC Agreement is a summary and qualified by the terms of the actual agreement. Please revise to clarify that your summary discusses all material provisions of the LLC Agreement.

7.   We note the reference on page 29 to trademark license royalty advances and payments. Please clarify the material terms of any licenses owned by Three Lions, including the scope of the license and payment obligations.

Material US Federal Income Tax Considerations, page 4

8.   Please revise the disclosure on page 43 to clearly state the opinion of named counsel.

Exhibits

9.   Please file exhibit 4.3 in its entirety. We note the reference to the attached Fee and Service Schedule.

10. We reissue comment 26 from our letter dated June 26, 2013. Please provide a more detailed analysis as to why you believe this falls within Item 601(b)(2) rather than Item 601(b)(10) of Regulation S-K. For instance, we note that the Form 8-K refers to this as the Operating Agreement, which would appear to continue to govern the operations of the LLC, rather than solely relating to the acquisition of the LLC interests. In addition, to the extent that this does fall within Item 601(b)(2), please file all material schedules, include a list identifying the contents of all omitted schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: Robert Knauss
       Munger, Tolles & Olson LLP